SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 March 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 March 2019 re: Share Buyback Programme Commences

1 March 2019

LLOYDS BANKING GROUP COMMENCES SHARE BUYBACK PROGRAMME

Lloyds Banking Group plc (the 'Company') is today launching a share buy-back programme to repurchase up to £1.75 billion of ordinary shares, as previously announced on 20 February 2019.

The Company has entered into agreements with Morgan Stanley & Co. International plc and UBS AG, London Branch (the 'Joint Brokers') to conduct the share buyback programme on its behalf and to make trading decisions under the programme independently of the Company. Under the terms of the programme, the maximum consideration is £1.75 billion. The programme will commence on 1 March 2019 and will end no later than 31 December 2019. The sole purpose of the programme is to reduce the ordinary share capital of the Company.

The Joint Brokers will purchase the Company's ordinary shares as principal and sell them on to the Company in accordance with the terms of their engagement. The Company intends to cancel the shares it purchases through the programme.

Any purchases of ordinary shares by the Company in relation to this announcement will be made in accordance with certain pre-set parameters set out in the terms of each Joint Broker's engagement, the general authority of the Company to repurchase shares granted by shareholders at the Company's annual general meeting held on 24 May 2018 (which permits the Company to purchase no more than 7,219,629,615 of the Company's ordinary shares), the EU Market Abuse Regulation (596/2014), the Commission Delegated Regulation (2016/1052) and Chapter 12 of the Financial Conduct Authority's Listing Rules.

For the avoidance of doubt, no repurchases will be made in the United States or in respect of the Company's American Depositary Receipts.

References in this announcement to EU regulation shall be deemed to be to the equivalent laws of the United Kingdom if the United Kingdom is no longer part of the EU.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                        +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

UBS AG, London Branch is acting on behalf of the Group in relation to the programme and no-one else and will not be responsible to anyone other than the Group for providing the protections offered to clients of UBS AG, London Branch nor for providing advice in relation to such programme.

Morgan Stanley & Co. International plc is acting on behalf of the Group in relation to the programme and no-one else and will not be responsible to anyone other than the Group for providing the protections offered to clients of Morgan Stanley & Co. International plc nor for providing advice in relation to such programme.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 March 2019